SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM INTEGRATES THE PETROCHEMICAL ASSETS OF PETROBRAS
AND STRENGTHENS ITS BUSINESS STRATEGY

New shareholders' agreement between Odebrecht and Petrobras consolidates strategic partnership

São Paulo, May 30, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces the approval, by resolution of the Extraordinary Shareholders’ Meeting held this Friday, of the integration of the interests held by Petroquisa in the capital of Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia. As a result of this decision, Odebrecht, as Braskem’s controlling shareholder, signed a new shareholders’ agreement with Petrobras that further reinforces the strategic alliance between the two companies. The approval of this agreement represents the conclusion of yet another important step in the consolidation of the Brazilian petrochemical industry.

The petrochemical assets of Petrobras and Petroquisa that were integrated by Braskem comprise:

• 36.4% of the total capital of Copesul - Companhia Petroquímica do Sul (“Copesul”);
• 40% of the total capital of Ipiranga Química S.A. (“IQ”) and Ipiranga Petroquímica S.A. (“IPQ”);
• 40% of the total capital of Petroquímica Paulínia S.A. (“PPSA”);

The integration of the assets will allow for economies of scale, synergies gains, enhanced investment capacity in research and development and improved competitiveness in the petrochemical and plastics production chain. “The conclusion of this step consolidates Braskem’s position as a major competitor in the global petrochemical industry and strengthens its strategic alliance with Petrobras”, said Braskem CEO José Carlos Grubisich. “The approval of this agreement will enable us to accelerate our growth projects focused on value creation and is aligned with Braskem's strategic vision of becoming one of the world’s ten largest petrochemical companies in terms of enterprise value".

With the incorporation of the equity interests, Braskem now owns 100% of the voting and total capital in Ipiranga Química, Ipiranga Petroquímica and Petroquímica Paulínia and 99.17% of the total and voting capital in Copesul. As part of the process, Petrobras will receive common and class “A” preferred shares in Braskem, increasing its interest in the company to 30% of the voting capital and 23.08% of the total capital and becoming a relevant minority shareholder.

Petrobras also has the option to integrate at Braskem its interest in Petroquímica Triunfo, receiving Braskem shares in exchange.

Simultaneously to the incorporation of the shares, a new Braskem Shareholders’ Agreement will be signed by Petrobras, Petroquisa and Odebrecht, which is based on the commitment of shareholders to the highest level of corporate governance practices. The new agreement provides for an increase from two to three Petrobras representatives on Braskem’s board of directors, as well as for the company’s participation in the Fiscal Council and on the board’s support committees.

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In April, the Secretariat for Economic Monitoring (SEAE) of the Ministry of Finance and the Secretariat for Economic Law (SDE) of the Ministry of Justice recommended to the Administrative Council of Economic Defense (CADE), Brazil’s anti-trust and competition authority, the approval with no restrictions of the investment agreement between Petrobras and Braskem. The secretariats, which jointly conducted the analysis, stated that the operations provided for in the investment agreement promote fair competition and recommended approval with no restrictions. The next step will be the evaluation by CADE.

The investment agreement also provides for a capital increase at Braskem in the amount of R$720.7 million through the issue of 46.9 million common shares and approximately 43 million class “A” preferred shares.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins industry in Latin America, and is the third-largest resins producer in the Americas. The company operates 19 manufacturing plants located throughout Brazil, and has annual production capacity of more than 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

For further information visit our website at www.braskem.com.br/ri or contact the IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9744	Phone: (+55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.